THIS DOCUMENT IS A COPY OF AMENDMENT NO. 23 TO SCHEDULE 13D FILED ON MARCH 8, 1995, PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 23)

                          READING & BATES CORPORATION
                          ---------------------------
                               (Name of Issuer)

                          Common Stock $.05 par value
                          ---------------------------
                        (Title of Class of Securities)

                                  755281 70 6
                                  -----------
                                (CUSIP Number)

                            Mark A. Saunders, Esq.
                         Haight, Gardner, Poor & Havens
                                 195 Broadway
                         New York, New York 10007-3189
                                (212) 341-7066
           --------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 March 6, 1995
           --------------------------------------------------------
            Date of events which required filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [_]

Check the following box if a fee is being paid with this statement: [_]

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- --------------------------------------------------------------------------------
CUSIP NO. 755281 70 6                                          Page 2 of 5 Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     N & M Holding N.V.

- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                (a) [_]

                                (b) [_]

- --------------------------------------------------------------------------------
3.   SEC Use Only


- --------------------------------------------------------------------------------
4.   Source of Funds

     -
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)                    [_]


- --------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Netherlands Antilles


- --------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

        7. Sole Voting Power

                0

        8. Shared Voting Power

                0

        9. Sole Dispositive Power

                0

       10. Shared Dispositive Power

                0

On March 6, 1995, N & M Holding N.V. sold all of the 5,066,352 shares of Common Stock of Reading & Bates Corporation owned by it to a single purchaser, in New York, in a negotiated transaction at a sale price of $7.48 per share.

- --------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    0

- --------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

    -
- --------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    0
- --------------------------------------------------------------------------------
14. Type Of Reporting Person

    CO

- --------------------------------------------------------------------------------
CUSIP NO. 755281 70 6                                          Page 3 of 5 Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 23)

        This Amendment No. 23 amends and restates (to the extent required by applicable regulations) the Schedule 13D (the "Schedule 13D") filed on September 11, 1989 with the Securities and Exchange Commission (as amended by Amendments No. 1 through No. 22 thereto) by BCL Investment Partners, L.P., a Delaware limited partnership, and the other Reporting Person listed in Item 2 hereof, regarding the beneficial ownership by the Reporting Person of shares of common stock, $.05 par value (the "Common Stock"), of Reading & Bates Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein without being defined herein have the meaning heretofore given to them in this Schedule 13D.

Item 1. Security and Issuer.
- ------  -------------------

        The class of equity securities to which this statement relates is the Common Stock. The address of the principal executive offices of the Company is 901 Threadneedle, Suite 200, Houston, Texas 77079. To the best knowledge of the Reporting Person, as of October 24, 1994, the Company had 59,713,073 shares of Common Stock outstanding.

- --------------------------------------------------------------------------------
CUSIP NO. 755281 70 6                                          Page 4 of 5 Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

Item 2. Identity and Background.
- ------  -----------------------

        This statement is being filed on behalf of N & M Holding N.V., a Netherlands Antilles corporation (the "Reporting Person"), an indirect wholly-owned subsidiary of Internationale Nederlanden Bank, N.V., a bank organized under the laws of The Netherlands. The Reporting Person is organized under the laws of The Netherlands Antilles, is engaged in the business of investment holdings, and has its principal base of business and principal office located at 14 Kaya W.F.G., (Jombi) Mensing, Wilemstad, Curacao, Netherlands Antilles.

        During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of its controlling persons, executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.
- ------  -------------------------------------------------

        Not Applicable.

- --------------------------------------------------------------------------------
CUSIP NO. 755281 70 6                                          Page 5 of 5 Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

Item 4. Purpose of Transaction.
- ------  ----------------------

        The Reporting Person sold all of the shares of Common Stock owned by it as part of the conduct of the ordinary course of its business.


Item 5. Interest in Securities of the Issuer.
- ------  ------------------------------------

        The Reporting Person no longer owns any shares of Common Stock. On March 6, 1995, the Reporting Person sold all of the 5,066,352 shares of Common Stock owned by it to a single purchaser, in New York, in a negotiated transaction at a sale price of $7.48 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
- ------  ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        Not Applicable.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 1995

                                        N & M Holding N.V.

                                    By: /s/ Mark A. Saunders
                                        ----------------------
                                        Mark A. Saunders
                                        Attorney-in-Fact